

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

January 26, 2007

Mr. Thomas Gutierrez
President and Chief Executive Officer
Xerium Technologies, Inc.
51 Flex Way
Youngsville, NC 27596

      Re: Xerium Technologies, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2005
               Filed March 2, 2006
               File No. 1-32498

Dear Mr. Gutierrez:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    William Choi
                    Branch Chief